SECURI  ISSION

10035416

CM

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimates average burden
Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51820

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ELECTRONIC GLOBAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

111 BROADWAY, SUITE 405
(No. And Street)

NEW YORK , (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDA WATSON (212) 286-1074
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/15/2010

OATH OR AFFIRMATION

I, LINDA WATSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELECTRONIC GLOBAL SECURITIES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CHERYL JEFFRIES
Notary Public - State of New York
NO. 01JE6154295
Qualified in Nassau County
My Commission Expires 10/23/2010

Notary Public 2/17/10

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Electronic Global Securities, Inc.:

We have audited the accompanying statement of financial condition of Electronic Global Securities, Inc. (the "Company") (a wholly-owned subsidiary of Advanced Financial Applications Limited) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Global Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fulvio & Associates LLP

New York, New York
February 26, 2010

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 26,761
Due from clearing broker	211,258
Accounts receivable	15,036
Prepaid expenses and other assets	16,671
TOTAL ASSETS	$ 269,726

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 137,351
Due to related party	1,132
Total Liabilities	138,483
Stockholder's Equity:	
Common stock - $0.01 par value, 100,000 shares authorized, 23,000 shares issued and outstanding	230
Additional paid-in capital	5,763,182
Accumulated deficit	(5,632,169)
Total Stockholder's Equity	131,243
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 269,726

The accompanying notes are an integral part of these financial statements.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE:	
Commission income, net of soft dollars	$ 663,332
Routing fees	56,900
License fees	3,000
Interest	85
TOTAL REVENUE	723,317
EXPENSES:	
Compensation	280,484
Clearing and execution	185,434
Software licenses	171,259
Communication and data feeds	120,387
Commission expense	89,010
Professional fees	45,215
Occupancy	34,834
Regulatory fees	24,618
Other operating expenses	21,312
TOTAL EXPENSES	972,553
NET LOSS	$ (249,236)

The accompanying notes are an integral part of these financial statements.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2008	23,000	$ 230	$5,564,882	$(5,382,933)	$ 182,179
Capital Contributions	-	-	198,300	-	198,300
Net Loss	-	-	-	(249,236)	(249,236)
Balance at December 31, 2009	23,000	$ 230	$5,763,182	$(5,632,169)	$ 131,243

The accompanying notes are an integral part of these financial statements.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:		
Net Loss		$ (249,236)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Increase in Due From Clearing Broker	$ (38,777)	
Decrease in Accounts Receivable	12,959	
Decrease in Prepaid Expenses and Other Assets	957	
Increase in Accounts Payable and Accrued Expenses	27,373	
Decrease in Due to Related Party	(4,531)	
Total Adjustments		(2,019)
Net Cash Used in Operating Activities		(251,255)
Cash Flows from Financing Activities:		
Capital Contributions		198,300
Net Cash Provided by Financing Activities		198,300
NET CHANGE IN CASH		(52,955)
Cash and Cash Equivalents at December 31, 2008		79,716
Cash and Cash Equivalents at December 31, 2009		$ 26,761

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND BUSINESS ACTIVITY

Electronic Global Securities, Inc. ("the Company") is a wholly-owned subsidiary of Advanced Financial Applications Limited ("AFA Limited"), a Cayman Islands Corporation. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company introduces all customers' securities transactions to another broker-dealer on a fully disclosed basis. The clearing and depository operations for the customers' accounts are performed by the clearing broker. Pursuant to an agreement between the Company and its clearing broker, the broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete securities transactions.

The Company is exempt from the requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii) pursuant to the rules for broker-dealers that clear all customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from these estimates, and such differences may be material to the financial statements.

Accounts Receivable

The Company performs ongoing credit evaluations of their customers' financial condition and estimates an allowance for doubtful accounts based on the credit worthiness of the customers, historical trends, and current economic conditions. The Company writes off accounts receivable when they are significantly past due, and are deemed by management to be uncollectible. As of December 31, 2009, the Company provided for an allowance for doubtful accounts of $236.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosure (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade date basis. Revenues from software sales (license fees and routing fees) are recognized in accordance with FASB ASC 985-605-25 Software Revenue Recognition (formerly Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, and SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions). Revenues from software license sales that do not depend on services rendered to make the software functional are recognized upon delivery provided that (1) there is evidence of such an arrangement, (2) the fee is fixed or determinable, and (3) collection is probable.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740-Income Taxes (formerly Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS No. 109)), which provides for an asset and liability approach to accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded for future tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using the current tax rates and laws that are expected to be in effect when the underlying assets or liabilities are anticipated to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Stock Options Compensation

Stock option compensation is recorded by the Company in accordance with FASB ASC 718-Compensation-Stock Compensation (formerly SFAS No. 123. (revised 2004), "Share-Based Payment" (SFAS No. 123R)). FASB ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Options Compensation (continued)

Stock-Based compensation of $ 25 is included as compensation on the accompanying Statement of Operations for the year ended December 31, 2009. The Company determines the fair value of options issued using the Black-Scholes options pricing model with the following assumptions: 10-year expiration period, risk-free interest rate of the equivalent of the 10-year treasury instrument at date of grant, stock price volatility of 100%, 20% forfeiture rate and no common stock dividends over the expected life of the options.

NOTE 3. INCOME TAXES

The Company has incurred significant operating losses since inception. Since the future tax benefit of the net operating loss is dependent upon the Company attaining future profitability, a 100% valuation allowance amounting to approximately $2.3 million, has been provided against the deferred tax benefit. The increase in the valuation allowance for the year ended December 31, 2009 was approximately $200,000. The Company has net operating loss carryforwards of approximately $5.6 million for federal tax purposes expiring in the years 2020 through 2029.

NOTE 4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions to the clearing broker-dealer on a fully-disclosed basis.

The Company has potential exposure to credit risk for non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions. Volatile trading markets may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the securities at amounts equal to originally contracted amounts. The agreement between the Company and its clearing broker requires the Company to assume any exposure related to such non-performance by its customers. The Company monitors its customer activity by reviewing information it receives from the clearing broker on a daily basis. The Company maintains cash balances at the clearing broker, including the required clearing deposit in the amount of $170,000, pursuant to the clearing agreement which is included in due from clearing broker on the accompanying statement of financial condition.

NOTE 5. LEASE COMMITMENTS

The Company and AFA signed a lease for office space under a lease agreement commencing in July, 2007 and expiring in September, 2012. The occupancy costs are allocated between the Company and AFA based on the usage of space. Allocated rent expense totaled $32,319 for the year ended December 31, 2009, which is included in occupancy on the Statement of Operations.

Approximate total future minimum rental payments for the lease for the years ending December 31, are as follows:

2010	$ 237,000
2011	243,000
2012	187,000
Total	$ 667,000

NOTE 6. RETIREMENT PLAN

The Company and its affiliate Advanced Financial Applications, Inc. ("AFA") sponsor a 401(k) Plan that allows employees to contribute a portion of their pretax income into a retirement fund. Matching employer contributions to the plan are discretionary. For the year ended December 31, 2009, the Company did not make a matching contribution to the 401(k) Plan.

The Company has no formal plan to provide any termination benefits and is not otherwise committed to provide such benefits except as provided in certain employment agreements.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $131,859, which was $31,859 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.05 to 1 at December 31, 2009.

The Rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the Rule.

NOTE 8. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, AFA, and allocates common expenses according to that agreement. The Company and AFA also share some vendors that bill all charges on one invoice. Those invoices are entered upon receipt by the company billed and the amount allocable to the other company is recorded through the intercompany account.

The due to related party balance was $1,132 as of December 31, 2009. During the year, the Company was charged $60,000 for the licensing and redistribution of IMPACT Pro™ software, which is used in its operations. This amount is included on the Statement of Operations as "software licenses".

NOTE 9. LIQUIDITY MATTERS

The Company incurred a net loss of $249,236 during the year ended December 31, 2009 and it had an accumulated deficit of $5,632,169 as of that date. Management has indicated that AFA Limited is committed to continue to provide additional capital when required.

NOTE 10. STOCK OPTIONS

AFA Limited has an Equity Incentive Plan (the "Plan") which was approved by its Board of Directors in April, 2002 and was amended and restated in January 2005. The Plan is intended to assist in attracting employees, officers, directors, and others who provide services and to motivate such persons to achieve the goals of the Company, AFA and its stockholders.

Stock option ("Option") awards available under the Plan include Incentive Stock Options ("ISOs") or Nonqualified Stock Options ("NSOs"). Restricted Shares ("RS") may also be granted under the Plan.

An administrative committee of The Plan (the "Committee") designates from time to time, the persons eligible to be granted Options and RS. The maximum numbers of Options and RS which may be granted under the Plan is 2,400,000 (reflecting AFA Limited's 2007 1 for 10 reverse stock split), of which a maximum aggregate number of 1,649,358 shares may be granted pursuant to ISOs.

NOTE 10. STOCK OPTIONS (continued)

Option prices are fixed by the Committee and vary with the fair market value of the Common Stock on the date of grant. The fair market value ("Fair Market Value") is determined in good faith by the Committee on the basis of considerations that the Committee deems appropriate from time to time. Prices related to ISOs may not be less than the Fair Market Value. Prices related to ISO awards to stockholders who own more than 10% of the voting rights of all classes of stock of AFA Limited or any subsidiaries ("Ten Percent Stockholders") also may not be less than the Fair Market Value on the date of grant.

The terms of Options are determined by the Committee, but the terms of ISOs may not be longer than ten years from the date of grant. In the case of ISOs granted to Ten Percent Stockholders the terms may not be longer than five years from the date of grant. Options vest according to the vesting schedule determined by the Committee.

The Committee also determines the price, terms, and vesting dates of RS. The exercise price of RS should be at least the minimum consideration necessary to permit the RS to be deemed fully paid and non-assessable.

Upon acceptance of Options or RS, grantees must sign and deliver Option or RS agreements to AFA Limited within 60 days after the Committee approves the grant.

The Plan terminates at the earliest of the date that:

(i) AFA Limited is liquidated;
(ii) AFA Limited's stock become listed on any stock exchange;
(iii) One or more persons and/or entities acquire ownership of stock of AFA Limited and, as a result of and immediately after such acquisition, such persons and/or entities have more than 50 percent of the total voting power of all of the Company's then outstanding stock;
(iv) The Plan expires at 5:00 p.m., Eastern Standard Time, April 20, 2012.

The table below presents the stock options outstanding, granted, exercised, and forfeited/expired, the range of their exercise prices and their weighted average exercise prices for the year ended December 31, 2009 issued under the Plan to the Company's employees:

NOTE 10. STOCK OPTIONS (continued)

	Number of Shares	Option Price Range	Weighted Average Remaining Life	Weighted Average Exercise Price
Options outstanding December 31, 2008	29,500	$ 0.75	6.8	$ 0.75
Options granted	-	-	-	-
Option exercised	-	-	-	-
Options forfeited/expired	-	-	-	-
Options outstanding December 31, 2009	29,500	$ 0.75	5.8	$ 0.75

NOTE 11. CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances with various financial institutions, which at times exceed the insured limits of the Federal Deposit Insurance Corporation and the Securities Investors Protection Corporation. The Company has not experienced any losses to date as a result of this policy.

Three customers represent approximately $10,200 or 68% of the gross accounts receivable. No other customer represents more than 10% of the gross accounts receivables.

During the year ended December 31, 2009, the Company earned revenues from four customers totaling approximately $510,000 or 71% of total revenues. No other customer represents more than 10% of total revenues.

NOTE 12. SUBSEQUENT EVENTS

On December 23, 2009, the Company's parent AFA Limited and its affiliate AFA, Inc. entered into an Asset Contribution Agreement with another company pursuant to which substantially all of the respective assets, businesses and certain liabilities of AFA, Inc. and AFA Limited (and the other company) were contributed to a newly formed entity, ("NewCo"). AFA Limited will contribute the stock of its subsidiary, EGS, to NewCo upon the approval of EGS' Continuing Membership Application by FINRA. The application was filed on December 28, 2009 and is still pending approval by FINRA.

EGS will operate as a subsidiary of NewCo and will continue to operate as a separate corporation and broker/dealer.

SUPPLEMENTARY INFORMATION

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2009

Credits:	
Stockholder's Equity	$ 131,243
Discretionary Compensation	32,323
	163,566
Debits:	
Non-allowable Assets	31,707
Net Capital	$ 131,859
Computation of Minimum Net Capital Requirement:	
Minimum Net Capital (The Greater of 100,000 or 6.67% of Aggregate Indebtedness)	100,000
Excess Net Capital	$ 31,859
Total Aggregate Indebtedness	$ 138,483
Ratio of Aggregate Indebtedness to Net Capital	1.05 to 1

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2009

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORTS OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Stockholder of
Electronic Global Securities, Inc.:

In planning and performing our audit of the financial statements and supplementary information of Electronic Global Securities, Inc. (the "Company") (a wholly owned subsidiary of Advanced Financial Applications Limited) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

New York, New York
February 26, 2010

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SECURITY AND EXCHANGE COMMISSION RULE 17a-5

To the Stockholder of
Electronic Global Securities, Inc.:

In accordance with rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments of Electronic Global Securities, Inc. (a wholly owned subsidiary of Advanced Financial Applications Limited) from January 1, 2009 to December 31, 2009. Our procedures were solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the unaudited Form X-17a-5 for the period April 1, 2009 to December 31, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Electronic Global Securities, Inc. taken as a whole.

Fulvio & Associates LLP

New York, New York
February 26, 2010

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
FROM JANUARY 1, 2009 TO DECEMBER 31, 2009

	Date Paid	Payments	Annual Assesment per Report
SIPC - 4 General Assessment	January 5, 2009	$ 150	$ 150
SIPC - 6 General Assessment	July 24, 2009	305	305
SIPC – 7T General Assessment Reconciliation – nine months ended December 31, 2009	February 19, 2010	616	616
Total		$ 1,071	$ 1,071

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Advanced Financial Applications Limited)
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Advanced Financial Applications Limited)

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2009

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Advanced Financial Applications Limited)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009